Exhibit 99.1
CECT Announces 3G Handset Roll-Out Plans
Beijing, China (June 19, 2007) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets through its subsidiary CECT, today announced its 3G handset strategy.
As a leading domestic handset manufacturer, CECT has focused on developing and integrating new technologies into handsets that specifically cater to the tastes of local Chinese consumers. In response to the testing and development of China’s TD-SCDMA 3G mobile telecommunications standard, the management of the Company has determined that the time is right to start developing handsets that will be ready for the nationwide roll-out of China’s first 3G network.
The Company plans to release its first TD-SCDMA handset soon. This handset will support new functions and features that will allow users to fully experience 3G content, such as video conferencing and high speed internet. In keeping with the Company’s highly-focused strategy of developing value-added differentiated handsets, this product will also include other appealing features for which CECT has come to be known, such as ultra-long standby, voice recognition, a multimedia player, a high definition camera, and others. CECT also plans to launch a dual SIM card model that supports both TD-SCDMA and traditional GSM standards.
David Li, CEO of Qiao Xing Mobile, commented “CECT’s 3G handset roll-out fits closely with our overall strategy. Differentiated features innovated by CECT, such as ultra-long standby, will be highly advantageous in supporting power-hungry 3G applications and functions. Additionally, recent research by In-Stat determined that TD-SCDMA subscribers will approach 52 million in China by 2011. We believe that our entry into the 3G handset market will allow us to capture an early part of this growth and firmly establish our brand in the space.”

About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 19, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com
Shelldy Cheung
Christensen
Tel: 852 2117 0861
Email: scheung@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: 1 212 618 1978
Email: cgus@ChristensenIR.com